Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.
Computation of Net Income (loss) per Class A Unit (unaudited)
(in thousands, except per unit data)

	Three months		Nine months
	ended September 30,		ended September 30,
	2005	2004	2005	2004

Net income (loss)	$118	$(817)	$117	$(1,073)

Class A Unit holders (ownership percentage)	x100%	x99%	x100%	x99%

Net income (loss) allocable to Class A Unit holders	$118	$(808)	$117	$(1,062)

Class A Units outstanding	7,500	7,500	7,500	7,500

Net income (loss) per Class A Unit	$0.02	$(0.11)	$0.02	$(0.14)